Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners
Yang Chu ** James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *
Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

February 7, 2023

Re:	CNFinance Holdings Ltd. Amendment No. 4 to Registration Statement on Form F-3 Filed January 5, 2023 File No. 333-259304

Mr. John Stickel

Ms. Tonya Aldave

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

USA

Dear Mr. John Stickel and Ms. Tonya Aldave:

On behalf of our client CNFinance Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 20, 2023 (the “Comment Letter”) on the Company’s Amendment No. 4 to the Registration Statement on Form F-3 filed on January 5, 2023 (the “Amendment No. 4 to Form F-3”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 5 to the Registration Statement on Form F-3 (the “Revised Form F-3”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. The Company has responded to the Staff’s comments by revising the Amendment No. 4 to Form F-3 to address the comments, by providing an explanation if the Company has not so revised the Amendment No. 4 to Form F-3, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s responses to such comments. We have included page numbers to refer to the location in the Revised Form F-3 where the language addressing a particular comment appears.

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Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Amendment No. 4 to Form F-3 filed January 5, 2023

Enforceability of Civil Liabilities, page 38

1.

We note your response to our prior comment 1 and reissue in part. Please revise this section to disclose specifically that you have officers and directors in Hong Kong and that it would be difficult to impose liabilities on those individuals, or advise.

The Company respectfully advises the Staff that it currently does not have any directors or officers located in Hong Kong. All of the Company’s executive officers are currently located in China. All of its directors who are not executive officers are located in China, except for one independent director who resides in the United States. Please also refer to the revised disclosure on pages 18 and 38 of the Revised Form F-3.

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If you have any questions regarding this submission, please contact James C. Lin at +852-2533-3368 or james.lin@davispolk.com.

Thank you again for your time and attention.

Yours sincerely,

/s/ James C. Lin
James C. Lin

cc:	Bin Zhai, Chief Executive Officer
CNFinance Holdings Limited

February 7, 2023